April 10, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Parhaum Hamidi
Staff Attorney

Re:	Petroteq Energy Inc.
Request for Withdrawal of Registration Statement on Form 10
Filed February 11, 2019
File No. 000-55991

Dear Mr. Hamidi:

Petroteq Energy Inc. (the “Company”), hereby respectfully requests the withdrawal of its Registration Statement on Form 10 (File No. 000-55991) (the “Form 10”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 11, 2019, as amended on March 25, 2019, under the Securities Exchange Act of 1934, as amended, effective as of the date hereof or at the earliest practicable date hereafter.

The Company is withdrawing the Form 10 to avoid the automatic effectiveness of the Form 10 sixty (60) days after its initial filing. The Company intends to re-file the Form 10 with updated financial statements as soon as practicable.

If you have any questions regarding this request for withdrawal, please contact Leslie Marlow, Esq. of Gracin & Marlow, LLP at (516) 496-2223.

Thank you for your attention.

Sincerely,

/s/ David Sealock

David Sealock
Chief Executive Officer